November 17, 2015

Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:   Baron Investment Funds Trust – (File Nos. 033-12112 and 811-05032)

Dear Ms. O’Neal Johnson:

Enclosed please find a courtesy copy of the 485APOS amendment to the Registration Statement for Baron Investment Funds Trust (the “Registrant”) as filed on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2015 (the “Amendment”), creating a new share class, R6 Shares, for certain series of the Registrant, marked to show all changes made to the 485BPOS amendment to the Registration Statement for Baron Investment Funds Trust as filed with the SEC on January 28, 2015.

As indicated on the facing page of the Amendment, the Registrant has specified that it is to become effective on January 28, 2016 pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.

The Registrant respectfully requests selective review of the Amendment. We respectfully request SEC comments within 45 days of the date of this filing in order to meet our print production and shareholder mailing schedules.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel